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March 26, 2010	WRITER’S DIRECT LINE 414.297.5596 pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER 092942-0110
Via Edgar
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-4561
Attention: Rufus Decker, Accounting Branch Chief
RE:	Titanium Asset Management Corp. Form 10-K for the year ended December 31, 2008 Forms 10-Q for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009 File No. 0-53352
Ladies and Gentlemen:
On behalf of our client, Titanium Asset Management Corp., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated March 23, 2010, with respect to the above-referenced filings. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the comment letter, and following such comments are the Company’s responses. As appropriate, references to “we”, “us”, “our” and other similar phrases are references to the Company.
We acknowledge on behalf of the Company that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
General
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.
Response: As requested, where a comment below requests additional disclosures or other revisions to be made, the Company will show in its supplemental response what the revisions will look like, and will then include those revisions in future filings.

BOSTON	JACKSONVILLE	MILWAUKEE	SAN DIEGO	SILICON VALLEY
BRUSSELS	LOS ANGELES	NEW YORK	SAN DIEGO/DEL MAR	TALLAHASSEE
CHICAGO	MADISON	ORLANDO	SAN FRANCISCO	TAMPA
DETROIT	MIAMI	SACRAMENTO	SHANGHAI	TOKYO
WASHINGTON, D.C.

Division of Corporation Finance
March 26, 2010

Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25
2. We have reviewed your response to prior comment 2 from our letter dated February 18, 2010. As previously requested, please show us in your supplemental response your proposed disclosures to clearly discuss the impact that terminated accounts had on investment advisory fees for Wood and Sovereign.
Response: The Company notes that its information systems do not allow it to precisely quantify the impact that terminated accounts had on investment advisory fees versus other factors that impact investment advisory fees. However, the Company is able to estimate the approximate impact of terminated accounts using average fee rates and to provide a qualitative analysis of the impact. The disclosure will read substantially as follows:
“During the first half of 2008, we experienced a significant decrease in our assets due to the loss of accounts at Wood following the death of Wood’s founder, Gary Wood, in November 2007. Based on average fee rates, these asset losses reduced 2008 operating revenue by approximately $300,000.
We also experienced the loss of a $355 million Sovereign account, as well as a number of smaller Sovereign accounts in the second quarter of 2008. Based on average fee rates, these asset losses reduced 2008 operating revenue by approximately $150,000.”
Assets Under Management, page 26
3. We have reviewed your response to prior comment 5 from our letter dated February 18, 2010. Your proposed disclosure appears to provide a general description of asset classes and inherent risks of the broad asset classes. As previously requested, please enhance your disclosure to separately discuss the underlying assets for each subsidiary and how the inherent risks of those assets impacted the market movements within each subsidiary’s AUM.
Response: The Company notes that its information systems do not allow it to capture and quantify how the market movements have impacted AUM at the asset level. However, the Company is able to provide a qualitative analysis of the impact. The disclosure will read substantially as follows:
“In particular, the volatility in the equity markets resulted in significant negative market returns for Wood, whose assets under management are focused primarily in U.S. large capitalization companies. These losses are consistent with the 38% decrease in the S&P 500 Index for 2008. Likewise, the volatility and tightening of liquidity in the credit markets had significant negative impacts on the market returns for Sovereign and NIS.”
4. We have reviewed your response to prior comment 6 from our letter dated February 18, 2010. You indicate that when you referenced individual pooled investment vehicles in your prior response, you were referring to six limited liability companies and one Cayman Islands exempted company (each a “fund” and collectively, the “funds”). We further note that these funds only represent 6% of the total assets under management. As we previously requested, please address our prior comment 5 from our letter dated December 16, 2009 as it relates to your “investment strategies” identified on page 5 of your

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March 26, 2010

Form 10-K. Help us to understand the structure of these investment strategies and whether they are “significant” as set forth in our prior comment 5 from our letter dated December 16, 2009.
Response: The Company notes that none of the investment strategies is significant to the Company and its performance. The Company provided a listing of the range of strategies for illustrative purposes. To the extent a strategy were determined to be significant, the Company would provide the requested disclosure.
Critical Accounting Estimates, page 33
5. We have reviewed your responses to prior comments 7 and 9 from our letter dated February 18, 2010. It appears that you have provided conflicting responses as to what your operating segments are. Specifically, in your response to prior comment 7 you indicated that “we did not intend to state that we had multiple operating segments for purposes of reporting under SFAS 142”, however, in your response to prior comment 9 you state that “to the extent we may technically be deemed to have ‘operating segments’ under paragraph 10 of SFAS 131”.
•	Please clarify whether your subsidiaries qualify as separate operating segments pursuant to paragraph 10 of SFAS 131. If you do not believe your subsidiaries qualify as operating segments pursuant to paragraph 10 of SFAS 131, please provide us with a comprehensive analysis to support the basis of such a conclusion.

•	Paragraph 30 of SFAS 142 states that a reporting unit is an operating segment or one level below an operating segment (referred to as a component). We note your response that “two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics.” Please note that components of an operating segment, and not the operating segments themselves, may be aggregated and deemed a single reporting unit related to that specific operating segment. As such, the number of reporting units must be at least equal to the number of operating segments. Based on this guidance and assuming your subsidiaries qualify as separate operating segments, it appears that you must assign and test your goodwill for impairment at your subsidiary level or, if applicable, at one level below. Please reassess your accounting and disclosures for goodwill and goodwill impairment.

•	We note your belief that you have appropriately considered all the requirements of paragraph 17 of SFAS 131. We therefore assume that your subsidiaries qualify as separate operating segments pursuant to paragraph 10 of SFAS 131. In order for us to assess the appropriateness of your aggregating your subsidiaries into one reportable segment, we reiterate our prior comment 9 and ask that you provide us the discrete financial information you relied on in making this determination. Please provide us with your key metrics used in your quantitative analysis for each of the last three fiscal years, the most recent interim periods, and each subsequent year and interim period for which you have budgeting information. Please ensure that you also show the dollar and percentage changes from period to period in your analysis. Please include detailed

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March 26, 2010

explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods. Explain why each of these differences would not be considered an indication of differences in economic characteristics between these operating segments and your basis for concluding that each difference was only temporary. Refer to paragraphs 17 and 18 of SFAS 131; EITF 04-10; and Question 8 of the FASB Staff Implementation Guide for SFAS 131.
Response: The Company notes the Staff’s comment and advises the Staff that the Company has determined that it has only one operating segment under paragraph 10 of SFAS No. 131, and therefore only one reporting unit under SFAS No. 142. This determination is consistent with the Company’s method of reporting internal operating results to senior management and the board of directors.
Paragraph 10 of SFAS No. 131 provides three characteristics of an operating segment:
1.	Engages in business activities from which it may earn revenues and incur expenses.

2.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance.

3.	For which discrete financial information is available.
The Company’s Chief Executive Officer is the Company’s CODM. The Company’s CODM does not make decisions, assess performance or allocate resources at the subsidiary level. Rather, the key metrics the CODM uses to make decisions, allocate resources or assess the Company’s financial performance are reviewed on a company-wide basis.
The Company’s expressed intent with the acquisition of the asset management businesses that it acquired was to develop a core asset management business by integrating the operational, administrative and sales activities of the subsidiaries. One of the primary reasons for the acquisition of the businesses was that the investment products of these businesses were complementary and would serve as the basis for a single business offering a wide range of investment offerings. We have completed significant portions of the integration process, and manage the business as if it were a single entity, except to the extent we have to maintain certain records on a subsidiary level to permit us to comply with earn out provisions under the purchase agreements for the various subsidiaries. These facts support the conclusion that the Company operates as one operating segment per SFAS No. 131 guidance.
Paragraph 30 of SFAS No. 142 describes a reporting unit as “an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly review the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics.” Paragraph 30 indicates that the “relevant provisions of Statement 131 and related interpretative literature shall be used to determine the reporting units of an entity.”

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March 26, 2010

SFAS No. 142 references the guidance in SFAS No. 131 for determining the reporting units of an entity. So, by analogy Paragraph 17 of SFAS No. 131 permits aggregation of components under SFAS No. 142 if the components have similar economic characteristics and are similar in each of the following areas:
1.	the nature of the products and services;

2.	the nature of the production processes;

3.	the type or class of customer for their products and services;

4.	the methods used to distribute their products or provide their services; and

5.	the nature of the regulatory environment.
Based on the criteria above as well as guidance provided under EITF Topic D-101, “Clarification of Reporting Unit Guidance in Paragraph 30 of SFAS 142”, the Company has determined that the four components under its single operating segment should be aggregated into one reporting unit.
Internally, the Company views its four subsidiaries (Wood, Sovereign, NIS and Boyd) as an integrated management investment business, as the subsidiaries provide similar services (investment management services for a fee based on the value of assets under management) to similar clients (institutional and retail managed accounts), and each subsidiary offers fixed income and equity strategies to their clients. In addition, their products are distributed through shared institutional and retail distribution channels and all of the subsidiaries are subject to the same regulatory framework.
As noted above, the distribution channels for all of the Company’s product are shared and the distribution channels are overseen at the Company level. The subsidiaries also share various levels of back office support such as accounting and payroll, legal, compliance, and other treasury functions. In addition, the Company has sub-advisory relationships between the subsidiaries to provide a comprehensive offering of investment advisory services.
Additional factors that support the Company’s assessment under paragraph 10 of SFAS No. 131 that it has a single operating segment and one reporting unit are the overlapping customer base for the Company’s various products, the Company’s common sales force and the Company’s single marketing strategy. Also, the compensation rates for the Company’s investment professionals are reasonably consistent between the subsidiaries, and as the Company moves beyond the original employment contract periods from the acquisitions, the Company will further align the compensation rates.
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Division of Corporation Finance
March 26, 2010

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours,
/s/ Peter D. Fetzer
Peter D. Fetzer

cc:	Jeffrey Gordon Jeanne Baker Edward Kelly Andrew Schoeffler Securities and Exchange Commission

Jonathan Hoenecke Titanium Asset Management Corp.